04015009

SECURIT[illegible] ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50997

MAR - 1 2004

158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chittenden Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Burlington Square
(No. and Street)

Burlington	Vermont	05401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keefe (802) 660-2157
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One National Life Dr., 4th Floor	Montpelier,	VT	05604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

PS 3/25

OATH OR AFFIRMATION

I, Timothy J. Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chittenden Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chittenden Securities, Inc.

(A wholly owned subsidiary of Chittenden Trust Company)

Financial Statements and Supplemental Schedules

December 31, 2003

Chittenden Securities, Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

To the Board of Directors and Shareholders of
Chittenden Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Chittenden Securities, Inc., (the "Company") at December 31, 2003, and the results of their operations and their cash flows for year then ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Montpelier, Vermont
February 13, 2004

Chittenden Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 445,585
Cash restricted for customers	90,720
Deposit with clearing broker-dealer (restricted cash)	108,976
Investments available for sale at market value	2,835
Commissions receivable from clearing broker dealer	101,214
Prepaid expenses	20,681
Receivable from Parent (Note 5)	20,394
Total assets	$ 790,405
Liabilities and Stockholder's equity	
Liabilities	
Accrued payroll and other liabilities	$ 97,276
	97,276
Commitments and contingencies	
Stockholder's equity (Note 3)	
Common stock, $1.00 par value	
Authorized - 100 shares issued and 1 share outstanding	1
Additional paid-in capital	1,075,999
Accumulated deficit	(382,871)
Total stockholder's equity	693,129
Total liabilities and stockholder's equity	$ 790,405

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Income
Year Ended December 31, 2003

Revenues	
Commissions	$ 3,889,095
Interest and dividend income	3,782
Total revenues	3,892,877
Expenses	
Management fee (Note 5)	3,066,238
Salaries and related expenses	374,558
Clearing expenses	132,689
Fees and licenses	39,279
Travel	17,165
Legal and professional	14,326
Other expenses	159,007
Total expenses	3,803,262
Net income before income taxes	89,615
Income Tax Expense (Note 4)	31,365
Net income	$ 58,250

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2002	1	$ 1	$ 1,025,999	$ (441,121)	$ 584,879
Contribution by Parent (Note 3)	-	-	50,000	-	50,000
Net income	-	-		58,250	58,250
Balance at December 31, 2003	1	$ 1	$ 1,075,999	$ (382,871)	$ 693,129

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	58,250
Adjustments to reconcile net income to net cash used in operating activities		
Restricted cash - clearing broker		(575)
Commissions receivable from clearing broker-dealer		(70,414)
Unrealized loss on marketable securities		465
Prepaid expenses		(5,877)
Payable to/receivable from Parent		(20,882)
Accrued payroll and other liabilities		82,801
Cash restricted for customers		(83,251)
Net cash used in operating activities		(39,483)
Cash flows from financing activities		
Additional capital contributed by Parent		50,000
Net cash provided by financing activities		50,000
Net increase in cash		10,517
Cash, beginning of period		435,068
Cash, end of period	$	445,585
Supplemental cash flow disclosures		
Income tax paid to Parent, net	$	60,796
Interest paid		-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization

Nature of Operations

Chittenden Securities, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Vermont Corporation and a wholly owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales in mutual funds, equity securities, debt securities and annuities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosures of contingent assets and liabilities at the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

Clearing Expenses

The Company uses Legg-Mason Wood Walker, Inc. (Legg-Mason) as its clearing broker. Clearing fees are recorded on an accrual basis.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax payable or receivable calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value, because of the short maturity of the instruments.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. During 2003, the Parent contributed an additional $50,000 to the Company. At December 31, 2003, the Company had net capital of $373,978, which was $123,978 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.029 to 1.

In the normal course of business, the Company holds funds on behalf of customers before remitting them to its clearing broker-dealer and, as a result, the Company is subject ot the reserve requirements of SEC Rule 15c3-3.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and in the consolidated state tax return filed by nonbank affiliates of Chittenden Corporation, parent of Chittenden Trust Company. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ 31,365	$ -	$ 31,365
State	-	-	-
	$ 31,365	$ -	$ 31,365

Income tax benefit is provided at a federal statutory rate of 35 percent.

5. Related Party Transactions

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. This fee is equal to the greater of $50 per month or 80 percent of the brokerage service gross income received, less certain commissions directly generated by Company employees each month. Total management fee expense for 2003 was $3,066,238 and is included in the accompanying statement of operations.

6. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of a security transactions. During 2003, the Company did not incur such charges.

7. Accrued Liabilities

In August 2003, the National Association of Securities Dealers (NASD) issued Notice to Members #03-47 in relation to its ongoing examination regarding customers of member firms who may not have received appropriate breakpoint discounts in connection with the purchase of Class A shares of front-end load mutual funds. The Notice requires that broker/dealers estimate their potential refund liability in relation to these discounts and that broker/dealers' net capital calculations reflect any such estimated liability. The notice further requires that the estimated liability be considered a "credit balance" for purposes of the computation of reserve requirements under SEC Rule 15c3-3. The Company has estimated its liability for such potential refunds to be $86,400, based upon the results of a self-assessment made during 2003 according to NASD guidelines. The liability is included in accrued payroll and other liabilities on the accompanying statement of financial condition. The Company has segregated the funds needed to satisfy its liability through an account established for the benefit of customers.

Chittenden Securities, Inc.
Schedule I
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2003

Net Capital	
Total stockholder's equity	$ 693,129
Deductions	
Nonallowable assets	
Prepaid expenses, miscellaneous receivables and other assets	20,681
Receivable from Parent	20,394
Haircuts on securities	
Investment securities 2% reserve	-
Ownership equity not allowable	8,076
Deductible on insurance bond	270,000
Net capital	$ 373,978
Aggregate indebtedness	
Accrued payroll and other liabilities	$ 10,876
Aggregate indebtedness	$ 10,876
Computation of basic net capital requirement	
Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness ($724)	$ 250,000
Net capital in excess of requirement	$ 123,978
Ratio of aggregate indebtedness to net capital	0.029-to-1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 December 31, 2003.

Chittenden Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3
December 31, 2003

Credit balances	
Total credit balances in Company's customer accounts to be remitted to clearing broker-dealer	$ 86,400
Total credit items	$ 86,400
Debit balances	
Debit items	$ -
Total debit items	$ -
Reserve computation	
Excess of total credits over total debits	$ 86,400
Required reserve percentage	105 %
Required deposit	$ 90,720

The computation for determination of reserve requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 at December 31, 2003.

Chittenden Securities, Inc.
Schedule III
Information for Possession or Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$ -
A. Number of items	None

The information relating to possession or control requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 at December 31, 2003.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of Chittenden Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Chittenden Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

PRICEWATERHOUSECOOPERS

Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Montpelier, Vermont
February 13, 2004